Filed by Digene Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Digene Corporation

Commission File No.: 333-83582

Contact: Charles M. Fleischman President Digene Corporation (301) 944-7000 www.digene.com

FOR IMMEDIATE RELEASE

Investor Relations: Lauren Levine/Lanie Fladell Media: Dan Budwick Morgen-Walke Associates (212) 850-5600

DIGENE CORPORATION ANNOUNCES RECORD FISCAL
2002 THIRD QUARTER RESULTS
- Revenues Increase 58% to $14.2 Million -
- Net Loss, Excluding Charge, Narrows to $0.8 Million, or $0.05 per Share -

GAITHERSBURG, Maryland, May 14, 2002 — Digene Corporation (Nasdaq: DIGE) today reported financial results for the fiscal 2002 third quarter ended March 31, 2002.

Total revenues for the third quarter increased 58% to $14.2 million compared to $9.0 million reported for last year’s third quarter. Net loss, excluding a one-time charge, narrowed to $0.8 million, or $0.05 per share, compared to a net loss of $1.6 million, or $0.10 per share in last year’s third quarter. As previously disclosed, the Company incurred a one-time charge of $2.5 million, or $0.14 per share, related to the buyback of Chlamydia/Gonorrhea test rights from Abbott Laboratories. Including this charge, the net loss for the fiscal 2002 third quarter was $3.3 million, or $0.19 per share. Gross margin on product sales expanded to 73.5% in the quarter from 67.9% in the third quarter of 2001.

For the nine months ended March 31, 2002, total revenues rose 51% to $36.2 million from $23.9 million in the comparable period last year. Excluding the aforementioned charge, net loss for the nine months was $2.4 million, or $0.14 per share, compared to $5.1 million, or $0.31 per share, in the same period last year. Including the one-time charge, net loss for the nine months of fiscal 2002 was $4.9 million, or $0.29 per share.

Commenting on the quarter, Evan Jones, Chairman and Chief Executive Officer, stated, “Our record performance this quarter underscores the growing demand for Digene’s Hybrid Capture®2 HPV Test kits. We recorded 133% HPV revenue growth over last year’s comparable quarter. In addition HPV kit sales grew at 84% before revenues recorded on account of minimum purchase guarantees by Roche of approximately $2.3 million, with respect to which no cost of sales was recognized. We continued to build on the financial and clinical momentum generated during the first half of fiscal 2002. We saw an upsurge in domestic demand for our current FDA-approved indication. In addition, subsequent to the quarter the American Society of Colposcopy and Cervical Pathology released Consensus Guidelines recommending HPV testing in the management of women with borderline Pap test results, and the U.S. Army announced its decision to adopt HPV testing of all ASC-US Pap test results.”

Mr. Jones concluded, “While gaining significantly on our approved indication, we remain focused on the future of HPV testing. On March 8, the U.S. Food and Drug Administration’s Microbiology Devices Panel recommended that the FDA approve, with conditions, Digene’s Pre-Market Approval Supplement (PMAS) for the DNA Pap™. This approval would enable Digene to market the HC2 HPV test as a primary screening test, in conjunction with the Pap test, for women age 30 and over. The FDA has informed Digene that additional information, an education program and a proposed post-market study plan must be submitted before the FDA’s review of Digene’s PMAS application can be completed and the application regarded as approvable. We are working with the FDA to identify the additional information needed to support the use of Digene’s Hybrid Capture® 2 HPV DNA Test for this expanded indication. Looking forward, we continue to execute on our growth initiatives to expand our core HPV business and develop additional applications for our Hybrid Capture technology. In closing, this quarter marked exceptional advancements for Digene, HPV testing and women worldwide.”

During the quarter, Linda Alexander, PhD, joined Digene as Vice President, Women’s Health. In her new role, Dr. Alexander will work to heighten awareness of critical women’s health issues and expand opportunities for new molecular technologies in advancing women’s health care. Before joining Digene, Dr. Alexander served most recently as President and Chief Executive Officer of the American Social Health Association (ASHA) and is nationally recognized for her leadership in women’s health advocacy.

“We are extremely pleased to have someone of Dr. Alexander’s stature join our firm in this important role,” said Robert Lilley, Digene’s Senior Vice President, Global Sales and Marketing. “She is a highly-regarded national health educator and public policy expert who has championed successful efforts to empower patients and promote access and utilization of preventive health services.”

On February 19, 2002, Digene and Cytyc Corporation (Nasdaq: CYTC) announced that they had signed a definitive agreement pursuant to which Cytyc would acquire all the outstanding shares of Digene common stock in a stock and cash exchange offer transaction. The exchange offer is scheduled to expire at 12:00 Midnight, New York City time on Thursday May 23, 2002, unless extended by Cytyc.

Digene management will host a conference call to discuss results of the fiscal 2002 third quarter on May 14, 2002 at 10:30 am (Eastern). The call will be broadcast live over the Internet and can be accessed at Digene’s website, www.digene.com. In addition, a telephonic replay of the call will be available through May 21, 2002; and may be accessed by dialing 858-812-6440, access code 20263647.

Digene Corporation (Nasdaq: DIGE), based in Gaithersburg, Maryland, develops, manufactures and markets proprietary DNA and RNA testing systems for the screening, monitoring and diagnosis of human diseases. The Company has developed and is commercializing its patented Hybrid Capture® products in three areas: women’s cancers and infectious diseases, blood viruses, and genomics and pharmaceutical research. Digene’s primary focus is in women’s cancers and infectious diseases where the Company’s lead product is the only FDA approved test for human papillomavirus, or HPV, which is the cause of greater than 99% of cervical cancer cases. The Digene HPV Test is used in the U.S. as an adjunct to the Pap smear for cervical cancer screening and is being marketed in selected countries as a primary cervical cancer screen either in conjunction with or separate from the Pap smear. The Company’s product portfolio also includes DNA tests for the detection of other sexually transmitted infections, including chlamydia and gonorrhea, and tests for blood viruses.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from expectations. Although Digene believes that its expectations are based on reasonable assumptions within the bounds of Digene’s knowledge of its business and operations, there can be no assurance that actual results will not differ materially from Digene’s expectations. Meaningful factors which could cause actual results to differ from expectations include, but are not limited to, uncertainty of market acceptance of our products by the worldwide medical and research communities, uncertainty of clinical trial results for expanded FDA approval submissions for our current products and our products under development, risks associated with failing to obtain regulatory approvals necessary to effect the acquisition of Digene by Cytyc, market and other risks associated with delays in obtaining such regulatory approvals, our limited sales and marketing experience, risks inherent in international transactions, the reliance on third parties for additional sales and marketing activities, our ability to complete integration of our manufacturing operations and our ability to scale up manufacturing as product sales increase, and dependence on Roche Diagnostics as our principal European distributor, as well as other factors discussed in the Company’s Securities and Exchange Commission filings.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND SHALL NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE. Cytyc has filed a Registration Statement on Form S-4 and Schedule TO, and Digene has filed a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. Cytyc and Digene have commenced the exchange offer and have mailed a Prospectus, which is part of the Registration Statement on Form S-4, the Schedule 14D-9 and related tender offer materials to the stockholders of Digene. These documents contain important information about the transaction, which should be considered by investors and security holders prior to making any investment decisions. Investors and security holders are urged to read these documents carefully. Investors and security holders can obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of these documents can also be obtained from the Information Agent, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022 or by calling toll free (888) 750-5834, or from Cytyc by directing a request to Cytyc Corporation, 85 Swanson Road, Boxborough, MA 01719, (978) 263-8000, or Digene by directing a request for Digene Corporation, 1201 Clopper Road, Gaithersburg, MD 20878, (301) 944-7000. In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, Cytyc and Digene also file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Cytyc or Digene at the Securities and Exchange Commission public reference rooms at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) 732-0330 for further information on public reference rooms. Filings by Cytyc and Digene with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the Securities and Exchange Commission at http://www.sec.gov.

TABLES TO FOLLOW

DIGENE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except net loss per share and shares)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,

	2002	2001	2002	2001

Revenues:

Product sales	$14,031	$9,004	$35,722	$23,396

Research and development contracts	182	6	457	541

Total revenues	14,213	9,010	36,179	23,937

Costs and expenses:

Cost of product sales	3,713	2,891	9,441	8,916

Research and development	2,239	1,987	6,655	5,934

Selling and marketing	5,812	3,442	14,489	8,725

General and administrative	3,462	2,604	8,351	6,211

Amortization of intangible assets	37	38	112	113

Abbott termination fee	2,500	—	2,500	—

Loss from operations	(3,550)	(1,952)	(5,369)	(5,962)

Other income (expense):

Other income (expense)	72	3	85	—

Interest income	141	345	533	924

Interest expense	(6)	(6)	(11)	(7)

Loss from operations before income taxes	(3,343)	(1,610)	(4,762)	(5,045)

Provision (benefit) for income taxes	(24)	36	166	94

Net loss	$(3,319)	$(1,646)	$(4,928)	$(5,139)

Net loss per share	$(0.19)	$(0.10)	$(0.29)	$(0.31)

Weighted average shares outstanding	17,683,415	16,686,772	17,161,810	16,497,923

- MORE -

DIGENE CORPORATION
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)

	March 31,		June 30,

	2002		2001

	(unaudited)
ASSETS

Current assets:

Cash and cash equivalents	$18,448	[1,2]	$20,626	[1,2]

Short-term investments	26,500		8,977

Total current assets	61,900		42,532

Total assets	68,039		48,195

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total current liabilities	17,833	[1]	15,627	[1]

Long-term liabilities	6,328	[2]	6,234	[2]

Total stockholders’ equity	43,878		26,334

Total liabilities and stockholders’ equity	$68,039		$48,195

1 Includes $4,704 at March 31, 2002 and $7,792 at June 30, 2001 in deferred revenues representing advanced payment of minimum purchase guarantees under the Roche Molecular Systems distribution agreement.

2 Includes a $5,000 up front payment associated with the Roche Molecular Systems distribution agreement. Under certain circumstances this amount will be converted into Digene common stock.

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